Exhibit 99.1

February 22, 2018	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER REFLECTS ON THE PASSING OF DIRECTOR KENNETH W. MAJOR

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”, the “Company”) announces with great sadness that Mr. Kenneth W. Major, Director of the Company, passed away yesterday.

Ken joined Great Panther’s Board of Directors in March of 2011 and served on a number of committees since his appointment, including the Audit, Human Resources and Compensation, Nominating and Corporate Governance Committees, and also provided distinguished service as Chair of the Safety, Health and Environment Committee. In 2014, Ken was the recipient of the Art MacPherson Comminution Award by the Canadian Mineral Processors (“CMP”) in recognition of his outstanding contribution to the field. In 2018, he received the Lifetime Achievement Award from the CMP for his enduring contributions to mineral processing. Ken graduated from McGill University with a bachelor’s degree in metallurgical engineering and embarked on a highly successful career in the mining industry spanning more than 40 years. He was a founder/partner of Rescan Engineering Ltd., a Vancouver-based engineering company providing feasibility study and detailed engineering services to the mining industry, which was later acquired by Hatch. During his career, he provided engineering, operations and management services to major mining companies including Newmont Mining, Goldcorp, and Agnico-Eagle.

R.W. (Bob) Garnett, Chair of Great Panther, stated: “Ken was a dedicated member of the Board, strong proponent of safety, and a dear friend and colleague. Ken leaves behind many grateful colleagues and good friends in the mining industry and his positive and endearing character will be greatly missed. The entire Board of Directors and management of Great Panther are indebted to Ken for his significant contributions to the Company and wish to offer our heartfelt condolences to his wife Roberta, his children and extended family.”

In Ken’s honour, Great Panther has established the Kenneth W. Major Safety Award to recognize employees annually who exemplify Ken’s value of safety in the workplace.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also evaluating the restart of the Coricancha Mine in Peru, which it acquired in 2017, and continues to pursue the acquisition of additional mining operations or projects in the Americas.

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For more information, please contact:

Alex Heath

Investor Relations

Toll Free: 1 888 355 1766

Tel:        +1 604 638 8956

aheath@greatpanther.com
www.greatpanther.com